Exhibit 99.2

ANNUAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Pembina Pipeline Corporation (Pembina or the Company) has decided to use the notice and access model for delivery of meeting materials to its shareholders who do not hold their common shares in their own name (beneficial shareholders). Notice and access is a set of rules developed by the Canadian Securities Administrators that allows companies to post shareholder meeting materials online. Under notice and access, beneficial shareholders still receive a voting instruction form enabling them to vote at Pembina's meeting. However, instead of a paper copy of the Information Circular and Notice of Meeting (the meeting materials), beneficial shareholders receive this notice with information on how they may access the meeting materials electronically.

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION:

WHEN:	Friday, May 8, 2015
2:00 p.m. (Calgary time)

WHERE:	Ballroom at The Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

FINANCIAL STATEMENTS: Although no vote is required, shareholders will receive and consider Pembina's consolidated financial statements for the year ended December 31, 2014, together with the report of the auditors thereon.

ELECTION OF DIRECTORS: Shareholders will be asked to elect nine directors for the next year. Information respecting the election of directors may be found in the "Elect the directors" and "Director profiles" sections of the Information Circular.

APPOINTMENT OF AUDITORS: Shareholders will be asked to re-appoint KPMG LLP as the company’s auditors for the ensuing year. Information respecting the appointment of KPMG LLP may be found in the "Appoint our auditors" section of the Information Circular.

INCREASE TO COMMON SHARE RESERVE UNDER STOCK OPTION PLAN: Shareholders will be asked to consider and approve an increase to the common shares reserved for issuance under Pembina's stock option plan. Information respecting the increase to the common share reserve under the stock option plan may be found under the "4. Approve an increase to the shares reserved for issuance under our stock option plan" and "Information about the long-term incentive plans –Stock option plan" sections of the Information Circular.

STOCK OPTION ISSUANCE RULE AND RELATED AMENDMENT TO STOCK OPTION PLAN: Shareholders will be asked to consider and approve a new rule for issuing stock options under Pembina's stock option plan, and a related amendment to the stock option plan. Information respecting the proposed rule and related amendment to the stock option plan may be found under the "5. Approve a new rule for issuing stock options, and a related amendment to our stock option plan" and "Information about the long-term incentive plans –Stock option plan" sections of the Information Circular.

SAY ON PAY: Shareholders will be asked to consider and approve an advisory (non-binding) resolution regarding Pembina's approach to executive compensation, which is more fully described in the "Vote on our approach to executive compensation" and "Executive compensation" sections of the Information Circular.

OTHER BUSINESS: Shareholders may be asked to consider other items of business that may be properly brought before the meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the "About voting" and "Other business" sections of the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

Meeting materials can be viewed online at www.SEDAR.com or at the following internet address:

http://www.pembina.com/Investor Centre/Shareholder-information/

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request paper copies of the meeting materials be sent to them by postal delivery at no cost. Requests for meeting material may be made up to one year from the date the Information Circular was filed on SEDAR:

•	online at http://www.pembina.com/Investor Centre/Shareholder-information;
•	by telephone at 1-855-880-7404; or
•	by email at investor-relations@pembina.com

Requests should be received at least 5 business days in advance of the proxy deposit date and time set out in the accompanying voting instruction form in order to receive the meeting materials in advance of such date and the meeting date.

Pembina has determined that all registered shareholders and those beneficial shareholders with existing instructions on their account to receive paper material (standing instructions) will receive a paper copy of the meeting materials.

VOTING:

You cannot vote by returning this notice. Beneficial shareholders are asked to return their voting instruction form using one of the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	www.proxyvote.com
TELEPHONE:	1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH)
FACSIMILE:	905-507-7793
MAIL:	DATA PROCESSING CENTRE
PO BOX 2800 STN LCD MALTON
MISSISSAUGA ON L5T 2T7

Shareholders with questions about notice and access can call us toll free at 1-855-880-7404.